PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 77 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated April 6, 1998                                       Dated April 20, 1999
                                                                Rule 424(b)(3)
                     Morgan Stanley Dean Witter & Co.
                    GLOBAL MEDIUM-TERM NOTES, SERIES D
              Euro Floating Rate Senior Bearer Notes Due 2002
                            -------------------

     We may not redeem these Global Medium-Term Notes, Series D (Euro Floating Rate Senior Bearer Notes Due 2002) prior to the Maturity Date other than under the circumstances described under "Description of Notes-- Tax Redemption" in the accompanying Prospectus Supplement.

     We will issue the notes only in bearer form, which form is further described under "Description of Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. You may not exchange notes in bearer form at any time for notes in registered form.

     We will apply to the London Stock Exchange Limited for the notes to be admitted on the Official List as soon as is practicable following the settlement of the notes.

     We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying Prospectus Supplement, subject to and as modified by the provisions described below.


Principal Amount:        Euro 500,000,000

Maturity Date:           May 7, 2002; provided that if such day is not a
                         Business Day, the payment of principal and interest due on such date will be made on the next succeeding day that is a Business Day, and no interest shall accrue for the period from and after the Maturity Date.

Settlement and Issue
  Date:                  May 7, 1999

Interest Accrual Date:   May 7, 1999

Issue Price:             99.964%

Specified Currency:      Euro

Redemption Percentage
  at Maturity:           100%

Base Rate:               EURIBOR (on an actual/360 day count basis).
                         See "Other Provisions -- 3 Month EURIBOR" below.

Spread (Plus or Minus):  Plus 0.1875% per annum

Spread Multiplier:       N/A

Alternate Rate
  Event Spread:          N/A

Index Currency:          N/A

Interest Determination
  Dates: The second TARGET Settlement Day immediately preceding each Interest Reset Date.

Initial Interest Rate:   To be determined two TARGET Settlement Days prior to
                         the date of issuance.

Index Maturity:          3 Months

Maximum Interest Rate:   N/A

Minimum Interest Rate:   N/A

Initial Redemption Date: N/A

Initial Redemption
  Percentage:            N/A

Annual Redemption
  Percentage Reduction:  N/A

Optional Repayment
  Date(s):               N/A

Interest Payment Dates:  The seventh day of each February, May, August and
                         November, commencing August 7, 1999 (each an
                         "Interest Payment Date"); provided that if any such day (other than the Maturity Date) is not a Business Day, such Interest Payment Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding day that is a Business Day.

Interest Payment Period: Quarterly

Interest Reset Dates:    Each Interest Payment Date

Interest Reset Periods:  The period from and including an Interest Reset
                         Date to but excluding the immediately succeeding Interest Reset Date.

                                                      (continued on next page)

 Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.



MORGAN STANLEY DEAN WITTER
         BARCLAYS CAPITAL
                     COMMERZBANK AKTIENGESELLSCHAFT
                                 DEUTSCHE BANK AKTIENGESELLSCHAFT
                                                DRESDNER KLEINWORT BENSON
                                                              SOCIETE GENERALE



(continued from previous page)

Initial Interest Reset
  Date: August 7, 1999; provided that if such day is not a Business Day, such Initial Interest Reset Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Initial Interest Reset Date will be the immediately preceding day that is Business Day.

Calculation Agent:       The Chase Manhattan Bank (London Branch)

Denominations:           Euro 10,000

Common Code:             9701109

ISIN:                    XS0097011091

Reporting Service:       Telerate 248


Other Provisions:

     3 Month EURIBOR: The rate for deposits in euros for a period of three months which appears on the display on Bridge Telerate, Inc., or any successor service, on page 248 or any other page as may replace page 248 on that service ("Telerate Page 248") as of 11:00 a.m. (Brussels time) on each Interest Determination Date. If no such rate appears, the Calculation Agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by the Calculation Agent, after consultation with the Company, to provide the Calculation Agent with its offered rate for deposits in euros, at approximately 11:00 a.m. (Brussels time) on such Interest Determination Date, to prime banks in the Euro-zone interbank market for a period of three months commencing on the applicable Interest Reset Date, and in a principal amount not less than the equivalent of U.S.$1 million in euro that is representative of a single transaction in euro, in that market at that time. If at least two quotations are provided, 3 Month EURIBOR will be the arithmetic mean of those quotations. If fewer than two quotations are provided, 3 Month EURIBOR will be the arithmetic mean of the rates quoted by four major banks in the Euro-zone, as selected by the Calculation Agent, after consultation with the Company, at approximately 11:00 a.m. (Brussels time), on the applicable Interest Reset Date for loans in euro to leading European banks for a period of three months commencing on that Interest Reset Date in a principal amount not less than the equivalent of U.S.$1 million in euro. If the banks so selected by the Calculation Agent are not quoting as mentioned above, the 3 Month EURIBOR rate in effect for the three month period will be the same as 3 Month EURIBOR for the immediately preceding Interest Reset Period, or, if there was no Interest Reset Period, the rate of interest payable on the notes will be the Initial Interest Rate.

     EURIBOR: The rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI - The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing such rates.

     Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banking institutions are authorized or required by law or regulation to close in The City of New York and which is a TARGET Settlement Day.

     TARGET Settlement Day: Any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

     Euro-zone: The region comprised of member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the treaty on European Union.

United States Federal Income Taxation:

     The Internal Revenue Service Restructuring and Reform Act of 1998 eliminated the 18-month holding period requirement for certain individual taxpayers to qualify for the lowest tax rate for capital gain. The minimum holding period required to qualify for the lowest tax rate currently is 12 months. In addition, the effective date of the New Regulations (as defined in "United States Federal Taxation -- Backup Withholding" in the accompanying Prospectus Supplement) has been changed so that the New Regulations will apply to payments made after December 31, 1999. Lastly, the definition of "Foreign Holder" (as defined in "United States Federal Taxation" in the accompanying Prospectus Supplement) has been amended so that, with respect to a corporation or partnership, Foreign Holder includes a corporation, partnership or other entity that was not created or organized in or under the laws of the United States, any State thereof or the District of Columbia.

Limitations on Issuance of Bearer Securities and Bearer Debt Warrants:

     The definition of "United States person" (as defined in "Limitations on Issuance of Bearer Securities and Bearer Debt Warrants" in the accompanying Prospectus) has been amended so that, with respect to a corporation or partnership, United States person includes a corporation, partnership or other entity that was created or organized in or under the laws of the United States, any State thereof or the District of Columbia.

Plan of Distribution:

     On April 22, 1999, we, Morgan Stanley Dean Witter & Co., agreed to sell to the managers listed in this Pricing Supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.764% (the "Purchase Price"). The Purchase Price equals the stated Issue Price of 99.964% less a selling concession of 0.10% and a combined management and underwriting commission of 0.10% of the principal amount of these notes.

                                                      Principal Amount of
                      Name                                   Notes
                      ----                            -------------------
Morgan Stanley & Co. International Limited.......     euro 450,000,000
Barclays Bank PLC................................           10,000,000
Commerzbank Aktiengesellschaft...................           10,000,000
Deutsche Bank Aktiengesellschaft.................           10,000,000
Dresdner Bank AG London Branch...................           10,000,000
Societe Generale.................................           10,000,000

     Total.......................................     euro 500,000,000
                                                           ===========